Exhibit (a)(5)(G)

The Cutrale and Safra Groups Successfully Complete Tender Offer for Chiquita Brands International, Inc.

NEW YORK, January 6, 2015 — The Cutrale and Safra Groups (“Cutrale-Safra”) today announced the completion of the tender offer by its affiliate, Cavendish Acquisition Corporation, to purchase all of the outstanding shares of common stock of Chiquita Brands International, Inc. (“Chiquita”) (NYSE: CQB) at a price of $14.50 per share, net to the seller in cash, without interest and subject to any required withholding taxes.  The tender offer expired at 12:00 midnight, New York City time, at the end of the day on Monday, January 5, 2015.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised that as of midnight, New York City time, at the end of the day on January 5, 2015, 39,791,364 shares of Chiquita common stock had been validly tendered (and not validly withdrawn) pursuant to the tender offer, representing approximately 84.46 percent of the outstanding shares of Chiquita common stock.  In addition, the depositary for the tender offer has advised that Notice of Guaranteed Delivery were delivered for 1,748,335 shares of Chiquita common stock, representing approximately 3.71 percent of the outstanding shares of Chiquita common stock.  All conditions to the tender offer have been satisfied.  Accordingly, Cutrale-Safra, through Cavendish Acquisition Corporation, has accepted for payment and will promptly pay for shares validly tendered and not validly withdrawn.

Cutrale-Safra, through Cavendish Acquisition Corporation, expects to promptly complete a “short-form” merger under Section 14A:10-5.1 of the New Jersey Business Corporation Act after exercise of its top-up option under the merger agreement.  At the time the merger becomes effective, all remaining shares of Chiquita common stock not tendered into the tender offer and not owned by Cavendish Acquisition Corporation, its parent Cavendish Global Limited, and its affiliates or by Chiquita and its subsidiaries, will be canceled in the merger and converted into the right to receive $14.50 per share in cash, without interest, subject to any required withholding of taxes.  Following completion of the merger, shares of Chiquita common stock will no longer be listed on the New York Stock Exchange.

About Chiquita Brands International, Inc.
Chiquita Brands International, Inc. is a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads and other fruits to healthy snacking products. The company markets its healthy, fresh products under the Chiquita® and Fresh Express® premium brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs approximately 20,000 people and has operations in nearly 70 countries worldwide. For more information, please visit www.chiquita.com.

About Cutrale Group
The Cutrale Group refers to the global agribusiness operations owned by the Cutrale family. Entities within the Cutrale Group collectively make up one of the world’s most highly regarded agribusiness and juice companies in the world and one of the world’s leading orange juice processors for frozen concentrated orange juice and not-from-concentrate fresh juices. The entities within the Cutrale Group together account for over one-third of the $5 billion orange juice market. The global business operations of the entities within the Cutrale Group include oranges, apples, peaches, lemons and soybeans. The operations of the Cutrale Group entities have a vast network and knowhow of farms, processing, technology, sourcing, distribution, logistics, and marketing of juices and fruits.

About Safra Group
The Safra Group, with total assets under management of over $200 billion and aggregate stockholders equity of over $15.3 billion, is controlled by Joseph Safra. The Group consists of privately owned banks under the Safra name and investment holdings in asset based business sectors such as real estate and agribusiness. The Group’s banking interests, which have over 150 locations globally, are: J. Safra Sarasin, headquartered in Basel, Switzerland; Banco Safra, headquartered in Sao Paulo, Brazil; and Safra National Bank of New York headquartered in New York City, all independent from one another from a consolidated supervision standpoint. The Group’s real estate holdings consist of more than 100 premier commercial, residential, retail and farmland properties worldwide, such as New York City’s 660 Madison Avenue office complex and London’s iconic Gherkin Building. Its investments in other sectors include, among others, agribusiness holdings in Brazil and Chiquita Brands International, Inc. With deep relationships in markets worldwide, the Safra Group is able to greatly enhance the value of businesses which are part of the Group. There are more than 27,000 employees associated with The Safra Group.

Forward-Looking Statements
This communication contains certain “forward-looking statements” with respect to certain plans and objectives of Chiquita and Cutrale-Safra with respect to the proposed acquisition of Chiquita by Cutrale-Safra, the tender offer and the related merger, including the timing of the completion of the tender offer and the merger, under the merger agreement between Chiquita and Cutrale-Safra. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Neither Chiquita nor Cutrale-Safra or Cavendish Acquisition Corporation assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Cutrale-Safra Media Contact: Jeremy Fielding / Stef Goodsell
Kekst and Company
(212) 521-4858/4878
jeremy-fielding@kekst.com/stef-goodsell@kekst.com

Chiquita Contacts
Investors
Steve Himes
980-636-5636
shimes@chiquita.com

Media
Ed Loyd
1 980-636-5145
eloyd@chiquita.com